

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Kevin Finkel
President
Resource Real Estate Investors 6, L.P.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, PA 19112

    Re: Resource Real Estate Investors 6, L.P.
           Annual Report on Form 10-K
           Filed April 1, 2013
           File No. 000-53652

Dear Mr. Finkel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Redemption of Units, page 4

1.   We note your disclosure that "as of the date of this report, 11,602 units have been redeemed." In future Exchange Act reports, please revise your disclosure to include the unit amount of redemption requests received during the year and the average price per unit for units redeemed.

Overview, page 7

2.   We note your disclosure on page 8 that "the amount of rental revenues from our Properties depends upon their occupancy rates and concessions granted." We refer you to the second table on page 7 with respect to operating statistics. Please confirm that your "average effective rent" takes into account concessions, such as free rent.

Results of Operations, page 8

3.   In future Exchange Act reports, with respect to your multifamily residential rental properties, please revise your disclosure to provide period to period changes regarding occupancy rates and rental income for your same store properties or revise your disclosure to state clearly that the period to period changes are being presented for same store properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: J. Baur Whittlesey